

SEC

17017136

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SEC FILE NUMBER
8-68606

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 17 2017
REGISTRATIONS BRANCH
16

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Kyte Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York	New York	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — (212)-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02)

aKB

AFFIRMATION

I, William Shields, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Kyte Securities LLC (the "Company"), as of December 31, 2016, is true and correct. I further affirm that neither the Company, nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



William Shields
Chief Compliance Officer



Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Member's Interest.
☑ Notes to the Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Members of Kyte Securities LLC:

We have audited the accompanying statement of financial condition of Kyte Securities LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kyte Securities LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

Kyte Securities LLC

Statement of Financial Condition

December 31, 2016

(In Thousands)

Assets		
Cash and cash equivalents	$	288
Total assets	$	288
Liabilities and Member's Interest		
Payable to related party		30
Total liabilities		30
Member's interest		258
Total liabilities and member's interest	$	288

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business – Kyte Securities LLC (the "Company") is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent" or "GFI"), a Delaware Corporation. In February 2015, BGC Partners, Inc. (the "Ultimate Parent" or "BGC") acquired a controlling financial interest in GFI, therefore making GFI a majority-owned subsidiary of BGC. The Company is a registered broker dealer with the Securities Exchange Commission ("SEC"). The Company has been inactive since registration and has not participated in any securities transactions.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed in the Company's statement of financial condition, in accordance with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740.

Recent Accounting Pronouncements – In August 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-15, *Presentation of Financial Statements - Going Concern*, which relates to disclosure of uncertainties about an entity's ability to continue as a going concern. This ASU provides additional guidance on management's responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update were effective for the year ending after December 15, 2016. The adoption of this FASB guidance did not have a material impact on the Company's audited statement of financial condition.

(In Thousands)

2. Regulatory Requirements

As a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $100 or 6-2/3% of aggregate indebtedness. At December 31, 2016, the company's net capital exceeded the minimum requirement by $158. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC. The Company claims an exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

3. Related Party Transactions

The Company has an Administrative Services Agreement with GFI Net, Inc. ("GFI Net"), a wholly-owned subsidiary of GFI. Under this agreement, GFI Net provides certain administrative services to the Company including accounting, treasury, legal, human resources, IT services, marketing and facilities management. The Company is required to reimburse GFI Net for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services. The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon three months prior notice by either the Company or GFI Net. For the year ended December 31, 2016, the Company was charged $30 for these services. The charges are reflected in the Company's statement of financial condition as payable to related party.

4. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was available to be issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.

Boyd, Angela K (Contractor)

From:	Charnock, Carol Y.
Sent:	Monday, April 17, 2017 1:31 PM
To:	Boyd, Angela K (Contractor)
Subject:	FW: Broker-Dealer amended annual audited financial statements
Attachments:	Kyte Securities LLC Statement of Financial Condition 12 31 2016 W.pdf; Kyte Securities LLC Full Financial Statements with Supplemental Schedules 12 31 2016 with SIPC.pdf

Here's another set of amended audits.

From: Krupa, Robert [mailto:Robert.Krupa@cantor.com]
Sent: Wednesday, April 12, 2017 5:12 PM
To: Charnock, Carol Y.
Cc: Paulson, Ken; Shields, William; Chan, Alice
Subject: RE: Broker-Dealer amended annual audited financial statements

Carol,
Please see attached for the amended filing of the audited financials for Kyte Securities LLC.

Regards,
Rob Krupa
Cantor Fitzgerald
VP, Regulatory Reporting
110 E. 59th Street 15th Floor
New York, New York 10022
Phone: 212-610-2374
Email: Robert.Krupa@cantor.com

From: Charnock, Carol Y. [mailto:CharnockC@SEC.GOV]
Sent: Wednesday, March 29, 2017 8:03 AM
To: Guba, Joseph; Paulson, Ken
Subject: RE: Broker-Dealer amended annual audited financial statements

Please send a hard copy of the amended filing to my attention and include a cover letter stating that it is an amended filing (so we don't think it's a duplicate!) and we will process it from there. I'm not sure if you are amending the public or nonpublic portion. If you are only amending one part, please be sure it's appropriately marked.

Thanks!
Carol

From: Guba, Joseph
Sent: Wednesday, March 29, 2017 7:02 AM
To: Paulson, Ken
Cc: Charnock, Carol Y.
Subject: Broker-Dealer amended annual audited financial statements

Ken,

Received your voice mail covering an amended filing of an audited financial statement for one of Cantor's broker-dealers. As stated in your voice mail. Ensure that the document is filed with FINRA. As to the SEC, Carol Charnock is the Subject Matter Expert covering the filing of Broker-Dealer annual audited financial statements.

My thought would be to forward a PDF copy of the amended filing to Carol. She may have some other instructions.

Thank you,
Joe

Joseph A. Guba, CPA
Division of Trading and Markets, Broker-Dealer Risk Office
Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Phone: (202) 551-8322
BB 202-445-4305
gubaj@sec.gov